Mercedes-Benz Auto Lease Trust 2020-B
Investor Report

Amounts in USD

Dates

Collection Period No.	25			
Collection Period (from... to)	1-Sep-2022	30-Sep-2022		
Determination Date	13-Oct-2022			
Record Date	14-Oct-2022			
Payment Date	17-Oct-2022			
Interest Period of the Class A-1 Notes (from... to)	15-Sep-2022	17-Oct-2022	Actual/360 Days	32
Interest Period of the Class A-2, A-3 and A-4 Notes (from... 10/15/202	15-Sep-2022	15-Oct-2022	30/360 Days	30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	157,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2 Notes	420,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-3 Notes	345,000,000.00	174,585,045.15	138,632,947.15	35,952,098.00	104.208980	0.401835
Class A-4 Notes	88,120,000.00	88,120,000.00	88,120,000.00	0.00	0.000000	1.000000
Total Note Balance	**1,010,120,000.00**	**262,705,045.15**	**226,752,947.15**	**35,952,098.00**		
Overcollateralization	171,309,810.94	186,075,195.22	186,075,195.22			
Total Securitization Value	**1,181,429,810.94**	**448,780,240.37**	**412,828,142.37**			
present value of lease payments	510,088,176.38	75,984,500.77	65,251,461.56			
present value of Base Residual Value	671,341,634.56	372,795,739.60	347,576,680.81			

	Amount	Percentage
Initial Overcollateralization Amount	171,309,810.94	14.50%
Target Overcollateralization Amount	186,075,195.22	15.75%
Current Overcollateralization Amount	186,075,195.22	15.75%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.184160%	0.00	0.000000	0.00	0.000000
Class A-2 Notes	0.310000%	0.00	0.000000	0.00	0.000000
Class A-3 Notes	0.400000%	58,195.02	0.168681	36,010,293.02	104.377661
Class A-4 Notes	0.500000%	36,716.67	0.416667	36,716.67	0.416667
Total		**94,911.69**		**$36,047,009.69**	

Amounts in USD

	Initial Balance	Beginning Balance	Ending Balance
Exchange Note Balance	1,122,358,320.39	389,708,749.82	353,756,651.82

Available 2020-B Collections		Distribution on the Exchange Note	
Lease Payments Received	10,166,957.79	(1) Total Servicing Fee	373,983.53
Net Sales Proceeds-early terminations (incl Defaulted Leases)	15,949,048.52	Nonrecoverable Advances to the Servicer	0.00
Net Sales Proceeds-scheduled terminations	18,303,989.80	(2) Exchange Note Interest Distributable Amount (0.51%)	165,626.22
Excess wear and tear included in Net Sales Proceeds	3,398.95	(3) Exchange Note Principal Distributable Amount	35,952,098.00
Excess mileage included in Net Sales Proceeds	4,725.18	(4) Any amounts by which the sum payable pursuant to Section 8.03(a)(i) through (vii) of the Indenture (or, if applicable, pursuant to Section 5.04(b)(i)through (vii) of the Indenture) exceed the sum of the Exchange Note Interest Distributable Amount and the Exchange Note Principal Distributable Amount	0.00
Subtotal	44,419,996.11		
Repurchase Payments	0.00		
Advances made by the Servicer	0.00		
Investment Earnings	78,243.65		
		(5) Remaining Funds Payable	8,006,532.01
Total Available Collections	**44,498,239.76**	**Total Distribution**	**44,498,239.76**

Available Funds ABS Notes		Distributions ABS Notes	
Total Exchange Note Payments	36,117,724.22	(1) Total Trustee Fees and any Asset Representations Reviewer fees (max. $250,000 p.a.)	0.00
Reserve Account Draw Amount	0.00	(2) Interest Distributable Amount Class A Notes	94,911.69
Total Available Funds	**36,117,724.22**	(3) Priority Principal Distribution Amount	0.00
		(4) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
		(5) Regular Principal Distribution Amount	35,952,098.00
		(6) Additional Servicing Fee and Transition Costs	0.00
		(7) Total Trustee Fees and any Asset Representations Reviewer fees [not previously paid under (1)]	0.00
		(8) Excess Collections to Certificateholders	70,714.53
		Total Distribution	**36,117,724.22**

Amounts in USD

Distribution Detail

	Amount Due	Amount Paid	Shortfall
Total Servicing Fee	373,983.53	373,983.53	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	94,911.69	94,911.69	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	58,195.02	58,195.02	0.00
thereof on Class A-4 Notes	36,716.67	36,716.67	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	94,911.69	94,911.69	0.00
Priority Principal Distribution Amount	0.00	0.00	0.00
Regular Principal Distribution Amount	35,952,098.00	35,952,098.00	0.00
Principal Distribution Amount	35,952,098.00	35,952,098.00	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	5,907,149.05
Reserve Fund Amount - Beginning Balance	5,907,149.05
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	10,238.30
minus Net Investment Earnings	10,238.30
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	5,907,149.05
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	10,238.30
Net Investment Earnings on the Exchange Note	
Collection Account	68,005.35
Investment Earnings for the Collection Period	78,243.65

Notice to Investors

Amounts in USD

Pool Statistics

Pool Data

	Amount	Number of Leases
Cutoff Date Securitization Value	1,181,429,810.94	28,897
Securitization Value beginning of Collection Period	448,780,240.37	14,086
Principal portion of lease payments	7,624,553.14	
Terminations- Early	12,952,017.88	
Terminations- Scheduled	15,034,384.09	
Repurchase Payment (excluding interest)	0.00	
Gross Losses	341,142.89	
Securitization Value end of Collection Period	412,828,142.37	13,062

Pool Factor	34.94%	

	As of Cutoff Date	Current
Weighted Average Securitization Rate	6.68%	6.67%
Weighted Average Remaining Term (months)	27.02	8.05
Weighted Average Seasoning (months)	11.38	31.56
Aggregate Base Residual Value	775,726,981.78	361,854,039.22
Cumulative Turn-in Ratio		30.29%
Proportion of base prepayment assumption realized life to date		75.52%
Actual lifetime prepayment speed		0.75%

Delinquency Profile

Delinquency Profile *	Amount **	Number of Leases	Percentage
Current	411,313,568.47	13,025	99.63%
31-60 Days Delinquent	1,201,350.49	28	0.29%
61-90 Days Delinquent	255,900.63	8	0.06%
91-120 Days Delinquent	57,322.78	1	0.01%
Total	412,828,142.37	13,062	100.00%

Delinquency Trigger	**4.747%**
60+ Delinquency Leases to EOP Aggregate Securitization Value	0.076%
Delinquency Trigger occurred	No

*A lease is not considered delinquent if the amount past due is less than 10% of the payment due under such lease

**Based on the actual Securitization Value of the respective leases

Amounts in USD

Loss Statistics

Credit Loss	Current		Cumulative	
	Amount	Number of Leases	Amount	Number of Leases
Securitization Value of Defaulted Leases, Beg of Collection Period	300,303.03	8	17,724,855.77	482
Liquidation Proceeds	231,194.40		16,057,735.29	
Recoveries	72,671.70		3,011,738.32	
Principal Net Credit Loss / (Gain)	(3,563.07)		(1,344,617.84)	

Net Credit Loss / (Gain) as % of Average Securitization Value (annualized):

Current Collection Period	(0.010)%
Prior Collection Period	(0.358%)
Second Prior Collection Period	(0.064%)
Third Prior Collection Period	0.136 %
Four Month Average	(0.074)%

Cumulative Net Credit Loss / (Gain) as % of Cutoff Date Securitization Value   (0.114)%

Average Net Credit Loss / (Gain)   (2,789.66)

Residual Loss	Current		Cumulative	
	Amount	Number of Leases	Amount	Number of Leases
Securitization Value of Liquidated Leases, Beg of Collection Period	28,027,241.83	1,016	444,135,030.17	15,345
Sales Proceeds and Other Payments Received	34,038,399.00		543,654,233.90	
Residual Loss / (Gain)	(6,011,157.17)		(99,519,203.73)	

Residual Loss / (Gain) as % of Average Securitization Value (annualized):

Current Collection Period	(16.744)%
Prior Collection Period	(13.718%)
Second Prior Collection Period	(11.106%)
Third Prior Collection Period	(10.653%)
Four Month Average	(13.055)%

Cumulative Residual Loss / (Gain) as % of Cutoff Date Securitization Value   (8.424)%

Average Residual Loss / (Gain)   (6,485.45)